FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                19 June, 2006


                               File no. 0-17630


                           Exclusivity Agreement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Exclusivity Agreement






                N   E   W   S          R   E   L   E   A   S   E





                                                                    19 June 2006







 CRH ENTERS EXCLUSIVITY AGREEMENT WHICH MAY LEAD TO THE ACQUISITION OF ASHLAND
                         PAVING AND CONSTRUCTION, INC.



CRH plc, the international building materials group, announces that one of its US subsidiaries, Oldcastle Materials, Inc., has entered into an exclusivity agreement with Ashland Inc. which may lead to the acquisition of Ashland Paving And Construction, Inc. (APAC) by CRH. Completion of any transaction that might emerge from this process would be subject to US regulatory review and approval by the Boards of Directors of CRH and Ashland .


APAC, headquartered in Atlanta , GA , is a leading US aggregates, asphalt and construction company with extensive operations in 14 southern and mid-continent states producing 32 million tons of aggregates and 32 million tons of asphalt annually. In the 12 months ending March 2006, APAC sales amounted to $2.8 billion with profit before interest, tax, depreciation and amortisation (EBITDA) of approximately $ 200 million.


CRH's US Materials division, headquartered in Washington, DC, is the number one US asphalt producer; the fourth largest US aggregates producer and a top 10 readymixed concrete player. The division operates in 32 US states, primarily in the Northeast, Midwest and West and in the year ending December 2005 reported sales of $3.9 billion and EBITDA of $ 613 million.



Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller






      CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland   TELEPHONE
                       +353.1.4041000  FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam
                           Square , Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  19 June, 2006


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director